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                             October 27, 2023

       Stan Little
       Chief Executive Officer
       Surf Air Mobility Inc.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: Surf Air Mobility
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2023
                                                            CIK No. 0001936224

       Dear Stan Little:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Jeeho Lee